NOVA VISION ACQUISITION CORP.

Room 602, 6/F, 168 Queen’s Road Central

Central, Hong Kong

Via Edgar

June 15, 2021

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Nova Vision Acquisition Corp. (the “Company”)

Draft Registration Statement on Form S-1

Submitted April 29, 2021

CIK 0001858028

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated May 26, 2021 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Cover Page

1.	Please disclose how many ordinary shares are held by the initial shareholders and the sponsor.

Response: The disclosure on the cover page of the Amended S-1 has been revised in accordance with the Staff’s comment.

2.	We note from the second risk factor on page 40 that if a public shareholder fails to vote in favor or against a proposed business combination, they will lose their redemption rights. Please revise the fourth paragraph to briefly explain this requirement. Also include disclosure on page 18 under “Redemption rights.”

Response: The disclosure on page 40 of the Amended S-1 has been revised in accordance with the Staff’s comment.

Prospectus Summary, page 1

3.	Please clarify here that the low price the initial shareholders paid for the insider shares creates an incentive whereby your officers and directors could potentially make a substantial profit even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors. As a separate matter add a risk factor addressing this risk.

Response: The disclosure on the cover page and page 47 of the Amended S-1 has been revised in accordance with the Staff’s comment.

Notes to Financial Statements

Note 2 - Significant Accounting Policies

Warrant Accounting, page F-11

4.	We note that you will account for the public and private warrants as either equity instruments or liabilities in accordance with ASC 408. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

Response: The Amended S-1 and the form of warrant agreement filed as Exhibit 4.4 thereto have been amended in order to make the features of the private warrants identical to the public warrants (together with the private warrants, the “warrants”) in all aspects. Accordingly, there are no terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant.

A.	Objective

To document the Nova Vision Acquisition Corp. (the “Company” or “NVAC” or “Nova”) assessment of accounting of, especially classification of, warrants to be issued to public and NVAC’s sponsors or its permitted transferees.

B.	Background

Nova Vision Acquisition Corporation is a blank check company incorporated in the British Virgin Islands as a business company with limited liability for the purpose of effecting into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities on March 18, 2021. The Company has not selected any business combination target, and it has not, nor has anyone on its behalf, initiated any substantive discussions, directly or indirectly, with any business combination target. The Company did not have any operations other than necessary formation and incorporation works for the period under audit. The Company proposed to issue its common stocks publicly in an Initial Public Offering (“IPO”). In its IPO, the Company expected to offer 5,000,000 units to the public. Each unit is expected to be offered at $10.00 and consists of one ordinary share and one redeemable warrant. Along with the IPO, the Company’s sponsor, Nova Pulsar Holdings Limited, has committed to purchase from the Company an aggregate of 286,500 units (or up to 307,500 units if the underwriter’s over-allotment option is exercised in full) at $10.00 per private unit. Each private unit shall consist of one ordinary share and one private warrant exercisable to purchase one-half (1/2) of one ordinary share at a price of $11.50 per full share.

On April 13, 2021, SEC issued Public Statement “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”)”i (the “Statement”). The Statement noted SEC staffs aware of situations where certain SPACs may inappropriately classified the warrants normally issued as part of the SPACs’ IPO as equity. SEC staffs believes in certain scenarios, the warrants issued by those SPACs should be accounted for as liabilities rather than equities. Specifically, with in the Statement, SEC staffs point out the following 2 scenarios where equity classification of warrants is not appropriate and is not in line with US GAAP and should be classified as liability.

●	Scenario #1: Indexation

If warrants issued by a SPAC included provisions that provided for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant, the warrants should be classified as liability rather than equity as the holder of the instrument is not an input into the pricing of a fixed-for-fixed option on equity shares.

●	Scenario #2: Tender offer provision

If the terms of the warrants issued by a SPAC included a provision that allows cash tender offer that could be outside the control of that SPAC, the warrants should be accounted for as liability rather than cash.

C.	Warrants Classification Assessment

Below are the main terms and conditions of our public and private warrants extracted from the filed Registration Form S-1, which are summarized based on the warrant agreement draft to be signed upon the upcoming IPO. The Private Warrants have the same terms as the Public Warrants except that the Private Warrants are not redeemable by the Company. For the full warrant agreement draft, please refer to Appendix #1.

I.	Summary of Warrants Terms

The Company expected to issue 5,286,500 warrants (including 5,000,000 Public Warrants and 286,500 Private Warrants) (Assumes the over-allotment option has not been exercised. If the over-allotment option is exercised in full, there will be a total of 6,057,500 warrants, including an aggregate of 5,750,000 public warrants and 307,500 private warrants). The private warrants to be issued are identical to the public warrants except with respect to certain registration rights and transfer restrictions.

[S1] Exercisability: Each redeemable warrant entitles the holder thereof to purchase one-half (1/2) of one ordinary share at a price of $11.50 per full share, subject to adjustment as described in this prospectus. Pursuant to the warrant agreement, a warrant holder may exercise its warrants for a whole number of shares.

[S2] Exercise Price: $11.50 per full share subject to adjustments as certain adjustments described below. No public warrants will be exercisable for cash unless we have an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares. It is our current intention to have an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares in effect promptly following consummation of an initial business combination. Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the public warrants is not effective within 60 days following the consummation of our initial business combination, public warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act.

In addition, if (x) we issue additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.35 per share (with such issue price or effective issue price to be determined in good faith by our board of directors), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination, and (z) the volume weighted average trading price of our ordinary shares during the 20 trading day period starting on the trading day prior to the day on which we consummate our initial business combination (such price, the “Market Price”) is below $9.35 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Market Price, and the $16.50 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 165% of the Market Price.

[S3] Exercise period: The warrants will become exercisable on the later of the completion of an initial business combination and one year from the effective date of this registration statement. The warrants will expire at 5:00 p.m., New York City time, on the fifth anniversary of the completion of the initial business combination, or earlier upon redemption.

[S4] Redemption: We may redeem the outstanding warrants (excluding the private warrants), in whole and not in part, at a price of $0.01 per warrant, if and only if all the following conditions are met:

●	at any time while the warrants are exercisable,
●	upon a minimum of 30 days’ prior written notice of redemption,
●	if, and only if, the last sales price of our ordinary shares equals or exceeds $16.50 per share, as adjusted for share splits, share capitalizations, rights, issuances, subdivisions, reorganizations, recapitalizations, and the like, for any 20 trading days within a 30 trading days period ending three business days before we send the notice of redemption, and
●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

II.	Warrants Classification Assessment

To determine the appropriate classification of the warrants, we first considered ASC 480-10-25-8

“An entity shall classify as a liability (or an asset in some circumstances) any financial instrument, other than an outstanding share, that, at inception, has both of the following characteristics:

a.	It embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation.
b.	It requires or may require the issuer to settle the obligation by transferring assets.”

The evaluation of whether warrants are liabilities under ASC 480-10-25-8 will generally depend on when the warrants become exercisable.

(Refer to [S3] paragraph above) Under the exercise period clause, our warrants will become exercisable on the later of the completion of an initial business combination and one year from the effective date of this registration statement. Hence, the warrants are not liabilities under ASC 480-10-25-8. Upon the time the warrants are exercisable, the Company has already completed its Business Combination, and the ordinary shares were no longer redeemable and thus the warrants would not require the issuer to settle the obligation by transferring assets.

We further considered whether the public warrants represent liabilities under ASC 480-10-25-14.

“A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:

a. A fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares)

b. Variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the Standard and Poor’s S&P 500 Index and settleable with a variable number of the issuer’s equity shares)

c. Variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled).”

(Refer to [S1] and [S2] paragraph above) Based on the draft agreement, the Company believed that the warrants do not include terms representing an obligation to issue a variable number of equity shares whose monetary value is based solely or predominantly on any one of the above three conditions. Therefore, we determined that the warrants are not liabilities in accordance with ASC 480.

We further assessed the classification of warrants in accordance with ASC 815-40. To be classified as an equity instrument under ASC 815-40, the Warrants must meet the following two conditions:

a.	They are indexed to the SPAC’s stock.
b.	They meet the criteria for equity classification (i.e., the SPAC controls the ability to settle the warrants in shares; note that these criteria are relevant even if the contract requires settlement in shares).

In determining the indexation, ASC 815-40-15 contains a 2-step model that the Company must apply to determine whether the warrants are indexed to the SPAC’s stock.

○	Step 1 — The exercise or settlement of the contract (“contingent exercise provisions”).
○	Step 2 — The monetary value of the settlement amount (i.e., factors that affect the settlement amount, or “settlement provisions”)

ASC 815-40-15-7A addresses step 1 of the two-step indexation evaluation and states, in part:

“An exercise contingency shall not preclude an instrument (or embedded feature) from being considered indexed to an entity’s own stock provided that it is not based on either of the following:

a.	An observable market, other than the market for the issuer’s stock (if applicable)
b.	An observable index, other than an index calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue of the issuer; earnings before interest, taxes, depreciation, and amortization of the issuer; net income of the issuer; or total equity of the issuer).”

The following features, which are exercise contingencies that exist in our warrants, would not preclude the warrants from being indexed to the SPAC’s stock under step 1 of ASC 815-40-15:

○	The warrants are exercisable only if the SPAC completes a business combination. (Refer to Clause 3.2 in the draft warrant agreement).
○	The warrants are no longer exercisable if the SPAC liquidates. (Refer to Clause 3.2 in the draft warrant agreement)
○	The SPAC can force early exercise of the warrants through certain redemption features. (Refer to Clause 6.1, the Company is able to force early exercise of the warrants through the redemption feature attached to the warrant)

Our public and private warrants have the above three features. However, we also noted the existence of these features would not preclude the Public Warrants from being indexed to the Company’s stock under step 1 of ASC 815-40-15.

ASC 815-40-15-7C through 15-7I discuss the evaluation of settlement provisions. Any provision that (1) can potentially alter either the exercise price or the number of Class A Shares that are issuable upon exercise of the Warrants and (2) is not considered a down-round provision must be evaluated to determine whether it represents an input into the pricing of a fixed-for-fixed forward or option on equity shares. ASC 815-40-15-7D indicated that “… If the instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument (or embedded feature) shall still be considered indexed to an entity’s own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares.” ASC 815-40-15-7E further indicated the inputs to the fair value of a fixed-for-fixed forward or option on equity shares include the followings: a. strike price of the instrument; b. term of the instrument; c. expected dividends or other dilutive activities; d. stock borrow cost; e. interest rates; f. stock price volatility; g. the entity’s credit spread; h. the ability to maintain a standard hedge position in the underlying shares. Additionally, ASC 815-40-15-7G further noted since the standard pricing models such as Black-Scholes model, for equity-linked financial instruments assumes the stock price exposure inherent in those instruments can be hedged by entering into an offsetting position in the underlying equity shares, which requires the stock price changes to be continuous. Therefore, any activities or transactions that would cause sudden movements in the stock price would result in significant change in the fair value of the fixed-for-fixed forward or option and therefore should not preclude the forward or option to be indexed to the Company’s stock. In Nova’s case, clause 4.1, 4.2, 4.3 and 4.4 provided adjustments to the fixed-for-fixed settlement price, however, in reviewing these terms, we believe all these terms are standard antidilutive terms and will only adjust the settlement price when there is an event that could break the continuous of the Company’s stock prices. We further considered Clause 4.5 and 4.6 below.

Extraction of Clause 4.5 from the Warrant Agreement.

“4.5. Replacement of Securities upon Reorganization, etc. In case of any reclassification or reorganization of the outstanding Ordinary Shares (other than a change covered by Section 4.1, 4.2 or 4.3 hereof or that solely affects the par value of the Ordinary Shares), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the Warrant holders shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Ordinary Shares of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the Warrant holder would have received if such Warrant holder had exercised his, her or its Warrant(s) immediately prior to such event. If any reclassification also results in a change in the Ordinary Shares covered by Section 4.1, 4.2 or 4.3, then such adjustment shall be made pursuant to Sections 4.1, 4.2, 4.3, 4.4 and this Section 4.5. The provisions of this Section 4.5 shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers. In no event will the Warrant Price be reduced to less than the par value per share issuable upon exercise of the Warrant. Notwithstanding anything to the contrary herein, in the event of any tender offer for shares of Ordinary Shares, the offeror shall not make any tender offer for Warrants if the effect of such offer would be to require the Warrants to be accounted for as liabilities under applicable accounting principles.” Based on the term above, it appears the term would not alter either the exercise price nor the number of the Company’s stocks to be issued upon exercise of the Warrants. The clause is to provide the holder of the Warrants with the rights to receive an equivalent benefits in case the Company’s ordinary shares were no longer available due to reclassification or reorganization of the outstanding ordinary shares, or in the case of any merger or consolidation of the Company with or into another corporation. Therefore, it appears the existence of the clause does not preclude the Company from being index to the Company’s stock.

Clause 4.6. Through our review of Clause 4.6, we noted the term is in line with the FASB definition of a down-round feature. As ASC 815-40-15-5D specifically excluded down round feature when analyzing whether a financial instrument is indexed to the Company’s stock, the term does not preclude the warrants from being classified as equity.

We further assessed whether the Warrants meet the criteria for equity classification. ASC 815-40-25-1 indicated that “The initial balance sheet classification of contracts within the scope of this Subtopic generally is based on the concept that: a. Contracts that require net cash settlement are assets or liabilities; b. Contracts that require settlement in shares are equity instruments.” According to our draft warrant agreements Clause 3.3.2, “As soon as practicable after the exercise of any Warrant and the clearance of the funds in payment of the Warrant Price (if any), the Company shall issue to the registered holder of such Warrant a certificate or certificates, or book entry position, for the number of Ordinary Shares to which he, she or it is entitled, registered in such name or names as may be directed by him, her or it ... Notwithstanding the foregoing, in no event will the Company be required to net cash settle the Warrant exercise.” Additionally, according to clause 3.3.1 (c) of the draft warrant agreement, in the event that the registration statement is not effective and current within ninety days after the closing of the Business Combination, the warrants may be exercised on a cashless basis. Furthermore, according to clause 4.5 “Notwithstanding anything to the contrary herein, in the event of any tender offer for shares of Ordinary Shares, the offeror shall not make any tender offer for Warrants if the effect of such offer would be to require the Warrants to be accounted for as liabilities under applicable accounting principles.” Therefore, we believed the Warrants do not require net cash settlement based on the draft warrant agreement. Therefore, based on the assessment above, it appears the Warrants should be classified as equity in accordance with ASC 815.

D.	Conclusion

Based on the assessment above, the Public and Private Warrants are considered as equity classification as all the conditions for equity classification under ASC 815-40 are met.

Please reach Sally Yin, the Company’s outside counsel at 212-407-4224 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Eric Pang Hang Wong
Nova Vision Acquisition Corp.
Chief Executive Officer
Encl.

i Refer to https://www.sec.gov/news/public-statement/accounting-reporting-warrants-issued-spacs for the full SEC Public Statement.